June 19, 2009

Mail Stop 3010

Mr. Richard A. Doyle, Jr.
Treasurer & Chief Financial Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

      Re: Senior Housing Properties Trust
                Form 10-K for the year ended December 31, 2008
                Filed March 2, 2009
                File No. 001-15319

Dear Mr. Doyle:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief